Filed Pursuant to Rule 424(b)(3)

Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 5 DATED FEBRUARY 5, 2014

TO THE PROSPECTUS DATED MAY 31, 2013

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated May 31, 2013 as supplemented by Supplement No. 1, dated November 14, 2013, Supplement No. 2, dated December 2, 2013, Supplement No. 3, dated January 3, 2014, and Supplement No. 4, dated February 3, 2014 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to provide an update to selected information about our real property portfolio as of January 31, 2014.

Real Properties

On January 22, 2014, Dividend Capital Diversified Property Fund Inc. (referred to herein as the “Company,” “we,” “our,” or “us”) sold a portfolio of 12 industrial properties comprising 3.4 million net rentable square feet to an unrelated third party. The following information provides a summary snapshot of our real property portfolio as of January 31, 2014.

As of January 31, 2014, we held the majority ownership in 70 operating properties located in 25 geographic markets in the United States, aggregating approximately 11.9 million square feet. As of January 31, 2013, our real property portfolio was approximately 91.4% leased to approximately 400 tenants. As of January 31, 2013, these properties had an estimated fair value of approximately $2.4 billion (calculated in accordance with our valuation policies), comprising:

•	26 office properties located in 16 geographic markets, aggregating approximately 5.1 million net rentable square feet, with an aggregate fair value amount of approximately $1.4 billion. Of these 26 properties, nine are considered “multi-tenant” properties and aggregate approximately 1.9 million net rentable square feet, with an aggregate fair value amount of approximately $611.1 million, and 17 are considered “single-tenant” properties and aggregate approximately 3.2 million net rentable square feet, with an aggregate fair value amount of approximately $763.4 million; and

•	31 retail properties located in seven geographic markets, aggregating approximately 3.1 million net rentable square feet, with an aggregate fair value amount of approximately $718.2 million; and

•	13 industrial properties located in 9 geographic markets, aggregating approximately 3.7 million net rentable square feet, with an aggregate fair value amount of approximately $260.9 million.

The chart below shows the current allocations of our real property investments across geographic markets. Percentages in the chart correspond to our fair value as of January 31, 2014.

In addition, we own real property investments in the following markets, though the fair value of the investments in each market account for less than 1% of the total fair value of our real property investments: Denver, CO, Fayetteville, AR, Jacksonville, FL, Little Rock, AR, and Pittsburgh, PA.